NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku, Tokyo 104-8340 Japan

Bridgestone Corporation Announces Revised Financial Projections for the First Half and for Fiscal Year 2007

Tokyo (July 30, 2007) - Bridgestone Corporation today announced revisions to its non-consolidated financial projections for the period January 1 to June 30, 2007, the first half of the current fiscal year (January 1 to December 31, 2007). Its original projections were announced on May 1, 2007. Bridgestone Corporation also announced revisions to its non-consolidated financial projections for the fiscal year ended December 31, 2007. Its original projections were announced on June 27, 2007. Set forth below is a summary of management's revised projections of non-consolidated sales and earnings for the first half and for the fiscal year 2007.

Non-Consolidated Financial Projections (January 1 to June 30, 2007)

	(Revised) FY2007 1H Projections	(Original) FY2007 1H Projections	Increase (decrease)		(Reference) FY2006 1H Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	504,000	480,000	24,000	5.0	445,448
Operating income	63,000	49,000	14,000	28.6	46,463
Ordinary income	74,000	57,000	17,000	29.8	53,356
Net income	48,000	39,000	9,000	23.1	39,237

Non-Consolidated Financial Projections (January 1 to December 31, 2007)

	(Revised) FY2007 Projections	(Original) FY2007 Projections	Increase (decrease)		(Reference) FY2006 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	1,030,000	1,020,000	10,000	1.0	945,892
Operating income	108,000	98,000	10,000	10.2	95,211
Ordinary income	116,000	105,000	11,000	10.5	99,523
Net income	77,000	73,000	4,000	5.5	61,552

Management expects non-consolidated sales and earnings for the first half and the fiscal year 2007 to increase over the original projections announced on May 1, 2007 and June 27, 2007, respectively due in part to company-wide efforts to enhance sales, combined with the weaker-than-expected Japanese Yen against the US dollar and the euro.

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